

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2020

John W. Neppl
Chief Financial Officer
BUNGELTD
1391 Timberlake Manor Parkway
St. Louis, Missouri 63017

      Re: Bunge Limited
           Form 10-K for the Year Ended December 31, 2019
           Filed February 21, 2020
           Form 8-K Filed February 12, 2020
           File No. 001-16625

Dear Mr. Neppl:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing